UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                      Commission File Numbers  33-99458; 333-10185; 333-21219
                                               ________________________________

                           AAMES CAPITAL CORPORATION
 _____________________________________________________________________________
            (Exact name of registrant as specified in its charter)

    350 SOUTH GRAND AVENUE, LOS ANGELES, CALIFORNIA  90071;  (213) 640-5000
 _____________________________________________________________________________
  (Address, including zip code, and telephone number, including area code, of registrant's principal  executive  offices)

 AAMES MORTGAGE TRUST 1996-A MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 1996-A AAMES MORTGAGE TRUST 1996-B MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 1996-B AAMES MORTGAGE TRUST 1996-C MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 1996-C AAMES MORTGAGE TRUST 1996-D MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 1996-D AAMES MORTGAGE TRUST 1997-A MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 1997-A AAMES MORTGAGE TRUST 1997-B MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 1997-B
 _____________________________________________________________________________
             (Title each class of securities covered by this Form)

                                       NONE
_____________________________________________________________________________
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)   [ ]     Rule 12h-3(b)(1)(i)      [ ]
   Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(1)(ii)     [ ]
   Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(i)      [ ]
   Rule 12g-4(a)(2)(ii)  [ ]     Rule 12h-3(b)(2)(ii)     [ ]
                                 Rule 15d-6               [X]

    Approximate number of holders of record as of the certification or notice date:
          - Aames Mortgage Trust 1996-A Mortgage Pass-Through Certificates, Series 1996-A, has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (16 holders, if only participating brokers holding directly through CEDE & CO. are counted).
          - Aames Mortgage Trust 1996-B Mortgage Pass-Through Certificates, Series 1996-B, has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (15 holders, if only participating brokers holding directly through CEDE & CO. are counted).
          - Aames Mortgage Trust 1996-C Mortgage Pass-Through Certificates, Series 1996-C, has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (35 holders, if only participating brokers holding directly through CEDE & CO. are counted).
          - Aames Mortgage Trust 1996-D Mortgage Pass-Through Certificates, Series 1996-D, has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (30 holders, if only participating brokers holding directly through CEDE & CO. are counted).
          - Aames Mortgage Trust 1995-A Mortgage Pass-Through Certificates, Series 1997-A, has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (20 holders, if only participating brokers holding directly through CEDE & CO. are counted).
          - Aames Mortgage Trust 1997-B Mortgage Pass-Through Certificates, Series 1997-B, has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (36 holders, if only participating brokers holding directly through CEDE & CO. are counted).

    Pursuant to the requirements of the Securities Exchange Act of 1934, Aames Capital Corporation, as registrant with respect to the securities covered hereby, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: July 29, 1997                By:  /S/ MARK E. ELBAUM
                                        -------------------------------------
                                             Mark E. Elbaum
                                             Senior Vice President - Finance